UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

To announce the differences for consolidated financial statements prepared in accordance with IFRSs and Taiwan IFRSs for the year ended December 31, 2021.

(1)

Under the International Financial Reporting Standards endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan IFRSs”), ChipMOS TECHNOLOGIES INC. (the “Company”) reported the consolidated net profit attributable to equity holders of the Company of NT$5,059,069 thousand, total comprehensive income attributable to equity holders of the Company of NT$5,149,228 thousand, and basic and diluted earnings per share, net of tax, of NT$6.96 and NT$6.81, respectively, for the year ended December 31, 2021. The Company reported total consolidated liabilities of NT$18,136,698 thousand and equity attributable to equity holders of the Company of NT$24,385,886 thousand as of December 31, 2021.

(2)

For the purpose of filing its 2021 annual report on Form 20-F with the U.S. Securities and Exchange Commission, the Company prepared the 2021 consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board and reported consolidated net profit attributable to equity holders of the Company of NT$4,937,267 thousand, total comprehensive income attributable to equity holders of the Company of NT$5,021,470 thousand, and basic and diluted earnings per share, net of tax, of NT$6.79 and NT$6.65, respectively, for the year ended December 31, 2021. The Company reported total consolidated liabilities of NT$18,380,369 thousand and equity attributable to equity holders of the Company of NT$24,142,215 thousand as of December 31, 2021.

(3)

The differences between IFRSs and Taiwan IFRSs applied by the Company for its 2021 consolidated financial statements were primarily due to the timing of the recognition of the 5% income tax on unappropriated retained earnings and the accumulated effects of differences carried over from prior years.

(4)	For more details, please refer to the Investor Relations section on Company’s website.